RECEIVED

2007 APR 18 A 9:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

07022658

Tel. 01274 806106

10 April 2007

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Kershaw

Phil Kershaw
Deputy Company Secretary

PROCESSED
APR 23 2007 E
THOMSON
FINANCIAL

Dlw 4/18

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

20 March 2007

RECEIVED

2007 APR 18 A 9:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	March 2007	February 2007
Outstanding current balance of mortgages	£6,676,049,738	£6,739,077,498
Number of mortgages	77,791	78,209
Average loan balance	£85,820	£86,168
Weighted average current LTV	60.79%	61.17%
Arrears:		
1 month +	1.86%	1.77%
3 months +	0.49%	0.42%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

20 March 2007

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Trustee Limited, Aire Valley Funding 1 Limited and Aire Valley Mortgages 2004-1 plc, Aire Valley Mortgages 2005-1 plc, Aire Valley Mortgages 2006-1 plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**March 2007**	**December 2006**
Outstanding current balance of mortgages	£9,308,354,934	£9,803,099,950
Number of mortgages	75,756	80,122
Average loan balance	£122,877	£120,352
Weighted average current LTV	77.51%	77.67%
Arrears:		
1 month +	1.69%	1.49%
3 months +	0.73%	0.79%
12 months +	0.03%	0.03%
Repossessions	0.14%	0.12%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5645
Email: nickie.aiken@bbg.co.uk

END

Re 82-5154

Bradford & Bingley plc

Annual Information Update - 18 March 2006 to 17 March 2007

This information is provided in accordance with Prospectus Rule 5.2.1. The information referred to below was up to date at the time of publication but some information may now be out of date.

Title	Where document can be viewed.	Description	Date & place of filing	Date of publication
Annual Report & Accounts, Summary Financial Statements and Annual General Meeting documentation	Company website - www.bbg.co.uk	Documents issued to shareholders		20 March 2006
Annual Report & Accounts and Annual General Meeting documentation	Company website - www.bbg.co.uk	Indicating that documents have been filed with UK Listing Authority Document Viewing Facility	20 March 2006 - London Stock Exchange	20 March 2006
Qtrly report re Master Trust - Aire Valley Trustee Limited	Company website - www.bbg.co.uk	Quarterly changes to portfolio characteristics	20 March 2006 - London Stock Exchange	20 March 2006
Annual Information Update	Company website - www.bbg.co.uk	List of documents as required by Prospectus Rule 5.2.1	23 March 2006	23 March 2006
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	Share option exercise, partial sale and transfer to spouse by Roger Hattam	23 March 2006 – London Stock Exchange	23 March 2006
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	Share acquisition and sale by Sarah Hattam	23 March 2006 – London Stock Exchange	23 March 2006
Bradford & Bingley Covered Bonds LLP	Company website - www.bbg.co.uk	Monthly changes to portfolio characteristics	18 April 2006 - London Stock Exchange	18 April 2006

Notification of major interests in shares	Company website - www.bbg.co.uk	Capital Group Companies, Inc. report holding of 2.752%	21 April 2006 - London Stock Exchange	21 April 2006
Annual General Meeting - Trading Statement	Company website - www.bbg.co.uk	Trading update Jan - April 2006	25 April 2006 - London Stock Exchange	25 April 2006
Results of the Annual General Meeting	Company website - www.bbg.co.uk	Results of voting at Annual General Meeting	25 April 2006 - London Stock Exchange	25 April 2006
Acquisition of mortgage book	Company website - www.bbg.co.uk	Acquisition of £729 million loan portfolio from GMAC - RFC	27 April 2006 - London Stock Exchange	27 April 2006
Annual Report & Accounts	Companies House	Signed Annual Report & Accounts	28 April 2006-04-28 Companies House	17 March 2006
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	Sharesave exercise by Robert Dickie	2 May 2006 - London Stock Exchange	2 May 2006
Annual General Meeting - Special Business	Company website - www.bbg.co.uk	Indicating that copies of one resolution has been filed with UK Listing Authority Document Viewing Facility	9 May 2006 - London Stock Exchange	9 May 2006
Annual General Meeting - Resolutions	Companies House and Registered Office	Filing of special and ordinary resolutions	9 May 2006 - Companies House	9 May 2006
Form 288b	Companies House and Registered Office	Resignation A F Shankley as Secretary	11 May 2006 - Companies House	
Form 288a	Companies House and Registered Office	Appointment P M Hopkinson as Secretary	11 May 2006 - Companies House	
Bradford & Bingley Covered Bonds LLP	Company website - www.bbg.co.uk	Monthly changes to portfolio characteristics	16 May 2006 - London Stcck Exchange	16 May 2006
Notification of major interests in shares	Company website - www.bbg.co.uk	Barclays PLC report holding of 3.99%	18 May 2006 - London Stock Exchange	18 May 2006

Change of Adviser	Company website - www.bbg.co.uk	Appointment of UBS Investment Bank as joint corporate broker	30 May 2006 - London Stock Exchange	30 May 2006
Qtrly report re Securitisation - Aire Valley Finance (No.2) plc	Company website - www.bbg.co.uk	Quaterly changes to portfolio characteristics	15 June 2006 - London Stock Exchange	15 June 2006
Bradford & Bingley Covered Bonds LLP	Company website - www.bbg.co.uk	Monthly changes to portfolio characteristics	20 June 2006 - London Stock Exchange	20 June 2006
Qtrly report re Master Trust - Aire Valley Trustee Limited	Company website - www.bbg.co.uk	Quarterly changes to portfolio characteristics	20 June 2006 - London Stock Exchange	20 June 2006
Pre-close Briefing - 22 June 2006	Company website - www.bbg.co.uk	Trading update prior to half year end	22 June 2006 - London Stock Exchange	22 June 2006
Blocklisting six monthly return	Company website - www.bbg.co.uk	Report to UKLA on use of blocklisting authority	6 July 2006 - London Stock Exchange	6 July 2006
Bradford & Bingley Covered Bonds LLP	Company website - www.bbg.co.uk	Monthly changes to portfolio characteristics	19 July 2006 - London Stock Exchange	19 July 2006
Interim Results to 30 June 2006	Company website - www.bbg.co.uk	Financial results for the half year	27 July 2006 - London Stock Exchange	27 July 2006
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	Share purchase by Louise Patten	1 August 2006 - London Stock Exchange	1 August 2006
Notification of major interests in shares	Company website - www.bbg.co.uk	Deutsche Bank AG report holding of 3.17%	8 August 2006 - London Stock Exchange	8 August 2006
Bradford & Bingley Covered Bonds LLP	Company website - www.bbg.co.uk	Monthly changes to portfolio characteristics	18 August 2006 - London Stock Exchange	18 July 2006
Acquisition of mortgage book	Company website - www.bbg.co.uk	Acquisition of £599 million loan portfolio from GMAC - RFC	25 August 2006 - London Stock Exchange	25 August 2006

Notification of major interests in shares	Company website - www.bbg.co.uk	Deutsche Bank AG report holding dropping below 3%	8 September 2006 - London Stock Exchange	8 September 2006
Medium Term Note Programme	Company website - www.bbg.co.uk	Notification of publication of supplementary Offering Circular	13 September 2006 - London Stock Exchange	13 September 2006
Qtrly report re Securitisation - Aire Valley Finance (No.2) plc	Company website - www.bbg.co.uk	Quaterly changes to portfolio characteristics	15 September 2006 - London Stock Exchange	15 September 2006
Covered Bond Monthly Report	Company website - www.bbg.co.uk	Monthly changes to portfolio characteristics	20 September 2006 - London Stock Exchange	20 September 2006
Qtrly report re Securitisation - Aire Valley Trustee Ltd	Company website - www.bbg.co.uk	Quaterly changes to portfolio characteristics	20 September 2006 - London Stock Exchange	20 September 2006
Covered Bond Monthly Report	Company website - www.bbg.co.uk	Monthly changes to portfolio characteristics	18 October 2006 - London Stock Exchange	18 October 2006
Mortgage book acquisition	Company website - www.bbg.co.uk	Acquisition of mortgage portfolio from Kensington Mortgage Company for £210 million	3 November 2006 - London Stock Exchange	3 November 2006
Acquisition of mortgage book	Company website - www.bbg.co.uk	Acquisition of £670 million loan portfolio from GMAC - RFC	24 November 2006 - London Stock Exchange	24 November 2006
Pre-close Briefing - 7 December 2006	Company website - www.bbg.co.uk	Trading update prior to year end	7 December 2006 - London Stock Exchange	7 December 2006
Acquisition of mortgage book	Company website - www.bbg.co.uk	Agreement to acquire up to £4 billion of mortgage portfolios in each year for three years from GMAC - RFC	7 December 2006 - London Stock Exchange	7 December 2006
Qtrly report re Securitisation - Aire Valley Finance (No.2) plc	Company website - www.bbg.co.uk	Quaterly changes to portfolio characteristics	15 December 2006 - London Stock Exchange	15 December 2006
288c	Companies House and Registered Office	Director change of address S J Crawshaw	15 December 2006 - Companies House	15 December 2006
Blocklisting six monthly return	Company website -	Report to UKLA on use of blocklisting	15 December 2006 -	15 December

	www.bbg.co.uk	authority	London Stock Exchange	2006
Total voting rights	Company website - www.bbg.co.uk	Voting rights and capital confirmation as required by Transparency Directive	15 December 2006 - London Stock Exchange	15 December 2006
Qtrly report re Master Trust - Aire Valley Trustee Limited	Company website - www.bbg.co.uk	Quarterly changes to portfolio characteristics	20 December 2006 - London Stock Exchange	20 December 2006
Covered Bond Monthly Report	Company website - www.bbg.co.uk	Monthly changes to portfolio characteristics	20 December 2006 - London Stock Exchange	20 December 2006
Covered Bond Monthly Report	Company website - www.bbg.co.uk	Monthly changes to portfolio characteristics	18 January 2007 - London Stock Exchange	18 January 2007
Notification of major interests in shares	Company website - www.bbg.co.uk	Lloyds TSB Group plc report holding of 5.127%	25 January 2007 - London Stock Exchange	25 January 2007
Preliminary Results to 31 Dec 2006	Company website - www.bbg.co.uk	Financial results for the full year	13 February 2007 - London Stock Exchange	13 February 2007
Covered Bond Monthly Report	Company website - www.bbg.co.uk	Monthly changes to portfolio characteristics	20 February 2007 - London Stock Exchange	20 February 2007
Acquisition of mortgage book	Company website - www.bbg.co.uk	Agreement to acquire mortgage loan portfolio from GMAC - RFC for a consideration of around £529m	23 February 2007 - London Stock Exchange	23 February 2007
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	EIP Share awards for Directors and ExCo members	26 February 2007 - London Stock Exchange	26 February 2007
Acquisition of mortgage book	Company website - www.bbg.co.uk	Agreement to acquire mortgage loan portfolio from GMAC - RFC for a consideration of around £803m	02 March 2007 - London Stock Exchange	02 March 2007
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	Share purchase by Chris Gillespie	8 March 2007 - London Stock Exchange	8 March 2007

Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	PSP share maturity and share sales for SJC, RD, RH and MS.	8 March 2007 - London Stock Exchange	8 March 2007
Annual Return 363s	Companies House and Registered Office	Annual Return	9 March 2007 – Companies House	9 March 2007
Qtrly report re Securitisation - Aire Valley Finance (No.2) plc	Company website - www.bbg.co.uk	Quaterly changes to portfolio characteristics	15 March 2007 - London Stock Exchange	15 March 2007
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	SAYE option grant to Chris Willford	16 March 2007 - London Stock Exchange	16 March 2007
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	SAYE option grant to Roger Hattam	16 March 2007 - London Stock Exchange	16 March 2007
Notification of interests of directors/persons discharging managerial responsibility	Company website - www.bbg.co.uk	SAYE option grant to Mark Stevens	16 March 2007 - London Stock Exchange	16 March 2007
Annual Report & Accounts, Summary Financial Statements and Annual General Meeting documentation	Company website - www.bbg.co.uk	Documents issued to shareholders		15 March 2007
Annual Report & Accounts and Annual General Meeting documentation	Company website - www.bbg.co.uk	Indicating that documents have been filed with UK Listing Authority Document Viewing Facility	16 March 2007 - London Stock Exchange	16 March 2007

The following is a list of Medium Term Notes with a denomination of less than €50,000 issued under the Bradford & Bingley plc U.S.$20,000,000,000 Medium Term Note Programme which have been admitted to the Official List of the U.K. Listing Authority and to the London Stock Exchange plc and the details of which can be seen on the London Stock Exchange's website on www.londonstockexchange.com

Principal Amount	US$ Equivalent	Dealer	Value Date	Maturity Date	Coupon	ISIN No.	Series No.
£1,340,000	2,338,568	Abbey National Treasury Services plc	21/03/06	21/09/11	3m GBP libor + 0.08%	XS0248446840	283
£250,000,000	474,300,000	BNP Paribas/Lehamns	01/12/06	15/01/18	3m GBP libor + 0.83%	XS0276330643	289
£2,250,000	4,306,275	Barclays Bank plc	28/11/06	22/11/12	3m libor + 0.01%	XS0276915955	290
£9,000,000	17,473,500	HSBC Bank plc	19/01/07	19/01/12	3m libor + 0.11%	XS0283152956	293
£150,000,000	295,605,000	Goldman Sachs	02/02/07	02/02/13	5.625% fixed	XS0285390026	294

The following Medium Term Note has not been listed on the London Stock Exchange and investors only can received a copy of the Final Terms document from either the Dealer or from the Company Secretary of the Issuer.

Principal Amount	US$ Equivalent	Dealer	Value Date	Maturity Date	Coupon	ISIN No.	Series No.
£21,200,000	41,643,160.00	UBS Ltd	15/12/06	17/12/12	3m libor + 0.10%	XS0279124274	291

End.

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Supplementary Offering Circ.
Released	13:46 28-Mar-07
Number	8979T

RNS Number:8979T
Bradford & Bingley PLC
28 March 2007

BRADFORD & BINGLEY PLC

28 March 2007

For immediate release

NOTIFICATION OF PUBLICATION OF SUPPLEMENTARY OFFERING CIRCULAR

The following Supplementary Offering Circular has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Circular dated 27 March 2007 relating to a US$20,000,000,000 Medium Term Note Programme with Bradford & Bingley plc as issuer.

In addition, a copy of the Supplementary Offering Circular (together with the information incorporated therein by reference) has been filed with, and is available for viewing at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Offering Circular may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Offering Circular you must ascertain from the Supplementary Offering Circular whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account of US persons (as defined in Regulation S under the Securities Act).

Your right to access this service is conditional upon complying with the above requirement.

To view the full document, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/8979t_-2007-3-28.pdf

For further information, please contact:

Bradford & Bingley plc
Croft Road

Crossflatts
Bingley
West Yorkshire BD16 2UA

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

SUPPLEMENTARY OFFERING CIRCULAR DATED 27 MARCH 2007 TO THE OFFERING CIRCULAR DATED 5 JULY 2006

BRADFORD & BINGLEY PLC

(Incorporated in England and Wales under the Companies Act 1985 as a public limited company with registered number 3938288)

U.S.$20,000,000,000
Medium Term Note Programme

This Supplementary Offering Circular (the "**Supplementary Offering Circular**" which definition shall also include all information incorporated by reference herein) constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the "**Act**") and Article 16 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and has been prepared by the Issuer for use in connection with Notes issued from time to time under the above-mentioned US$20,000,000,000 Medium Note Programme (the "**Programme**") established by Bradford & Bingley plc (the "**Issuer**"). An Offering Circular dated 5 July 2006 (the "**Offering Circular**") has been prepared by the Issuer and approved as a base prospectus for the purposes of Article 5.4 of the Prospectus Directive by the Financial Services Authority in its capacity as competent authority under the Act (the "**UK Listing Authority**"), for use in connection with the issue of the Notes. This Supplementary Offering Circular supplements, updates and forms part of the Offering Circular and should be read in conjunction therewith, together with any other supplements to the Offering Circular.

Terms defined in the Offering Circular have the same meaning when used in this Supplementary Offering Circular.

On 13 February 2007, the Issuer published its Annual Report and Accounts for the year ended 31 December 2006, which contain the audited consolidated and non-consolidated financial statements of the Issuer for the year ended 31 December 2006, together with the notes thereon (the "**2006 Annual Report and Accounts**") and which has been filed with the UK Listing Authority. The 2006 Annual Report and Accounts are hereby incorporated in, and form part of this Supplementary Offering Circular and the Offering Circular. This Supplementary Offering Circular and the Offering Circular are to be read in conjunction with all documents which are incorporated herein and therein by reference.

The Issuer (the Responsible Person for the purposes of the Prospectus Directive) accepts responsibility for the information contained in this Supplementary Offering Circular. To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplementary Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of all documents or information incorporated by reference in this Supplementary Offering Circular and the Offering Circular can be obtained from Issuer as described in the Offering Circular.

To the extent that there is any inconsistency between (a) any statement in this Supplementary Offering Circular or any statement incorporated by reference into the Offering Circular by this

Supplementary Offering Circular and (b) any other statement in or incorporated in the Offering Circular prior to the date of this Supplementary Offering Circular, the statements in (a) above will prevail.

Save as disclosed in this Supplementary Offering Circular and any supplement previously issued by the Issuer, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Offering Circular which is capable of affecting the assessment of Notes issued under the Programme since the publication of the Offering Circular.

END